BANCOLOMBIA S.A CALLS EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON DECEMBER 17, 2013

Medellín, Colombia, December 9, 2013

The Presidency of Bancolombia S.A. (“Bancolombia”) called an Extraordinary Shareholders’ Meeting to be held on Tuesday, December 17, 2013, at 9:00 a.m., at Bancolombia’s headquarters located in Carrera 48 #26-85, Torre Sur, 11th Floor, Medellín, Colombia.

The agenda for this Extraordinary Shareholders’ Meeting is:

1.	Quorum

2.	Reading and approval of the agenda

3.	Election of the voting commission and approval and execution of the minutes

4.	Proposal for the dematerialization of the issued and outstanding common shares and preferred shares of Bancolombia S.A.

The proposal that is being submitted to the general shareholders meeting seeks to dematerialize the issued and outstanding shares of the Bank. Pursuant to such dematerialization, all future transfers of the Bank’s shares will be made through book-entry records made by Deposito Centralizado de Valores – Deceval, in accordance with Colombian and international securities markets’ practices.

Contacts
	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
	Strategy and Finance VP	Financial VP	IR Manager
	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837